November 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Activate Energy Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted August 29, 2025
CIK No. 0002083689

Ladies and Gentlemen:

On behalf of our client, Activate Energy Acquisition Corp. (the “Company”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 24, 2025, relating to the Company’s Draft Registration Statement on Form S-1 submitted August 29, 2025.

The Company is filing via EDGAR Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in paragraph 7. Please also clarify, here and in the summary, whether the shares redeemed in connection with a charter amendment will also be subtracted from the calculation of any adjustment to the conversion ratio for Class B ordinary shares.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the Cover Page and pages 15, 27, 69, 121, and 177 has been revised to address the Staff’s comment.

2.	We note disclosure on page 22 that if you increase or decrease the size of the offering pursuant to Rule 462(b), you will effect an appropriate mechanism to maintain the ownership of founder shares by your initial shareholders at 25% of your issued and outstanding ordinary shares upon the consummation of the offering. Please revise the cover page and summary to disclose whether any additional founder shares may be issued to the sponsor or affiliates in this regard, and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(a)(3) and Item 1602(b)(6), respectively, of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the Cover Page and page 23 has been revised to address the Staff’s comment.

3.	Where you have disclosure in the ninth paragraph regarding compensation to the sponsor and its affiliates, please include a cross-reference to the locations of related disclosure in the prospectus.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the Cover Page has been revised to address the Staff’s comment.

Summary

Sponsor Information, page 13

4.	For any directors who are also affiliates of the sponsor, please include the indirect interest they will receive in your founder shares through membership interests in the sponsor in the tabular disclosure on page 14. Please see Item 1602(b)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 14 and 120 has been revised to address the Staff’s comment.

Proposed Business

Prior SPAC Experience, page 124

5.	We note your disclosure that your management does not have prior SPAC experience. Please provide risk factor disclosure to address the risks of your management having no experience running a SPAC.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 99 has been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

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